UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

CATASYS, INC.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

449191F 104
(CUSIP Number)

Terren S. Peizer
c/o Catasys, Inc.
11150 Santa Monica Boulevard, Suite 1500
Los Angeles, CA 90025
(310) 444 4300

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

September 13, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 449191F 104                                                                                     13D

1	NAME OF REPORTING PERSON
Crede CG II, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	64,200,988(1)

	8	SHARED VOTING POWER	0

	9	SOLE DISPOSITIVE POWER	64,200,988(1)

	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
64,200,988(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.43%(2)

14	TYPE OF REPORTING PERSON
OO - Limited liability company

(1) Consists of (i) 31,057,649 shares of Common Stock; and (ii) warrants to purchase an aggregate of 33,143,339 shares of Common Stock.
(2) Based on 73,094,088 shares of Common Stock of the Issuer issued and outstanding as of September 20, 2012.

CUSIP No. 449191F 104                                                                                     13D

1	NAME OF REPORTING PERSON
Reserva Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	327,500

	8	SHARED VOTING POWER	0

	9	SOLE DISPOSITIVE POWER	327,500

	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
327,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.45%(1)

14	TYPE OF REPORTING PERSON
OO - Limited liability company

 (1) Based on 73,094,088 shares of Common Stock of the Issuer issued and outstanding as of September 20, 2012.

CUSIP No. 449191F 104                                                                                     13D

1	NAME OF REPORTING PERSON
Bonmore, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	567,916

	8	SHARED VOTING POWER	0

	9	SOLE DISPOSITIVE POWER	567,916

	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
567,916

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.78%(1)

14	TYPE OF REPORTING PERSON
OO - Limited liability company

 (1) Based on 73,094,088 shares of Common Stock of the Issuer issued and outstanding as of September 20, 2012.

CUSIP No. 449191F 104                                                                                     13D

1	NAME OF REPORTING PERSON
Terren S. Peizer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
	7	SOLE VOTING POWER	66,655,379(1)

	8	SHARED VOTING POWER	0

	9	SOLE DISPOSITIVE POWER	66,655,379(1)

	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
66,655,379(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.84%(2)

14	TYPE OF REPORTING PERSON
IN

(1) Consists of (i) 31,953,065 shares of Common Stock; (ii) warrants to purchase 33,143,339 shares of Common Stock; and (iii) options to purchase 1,558,975 shares of Common Stock.
(2) Based on 73,094,088 shares of Common Stock of the Issuer issued and outstanding as of September 20, 2012.

ITEM 1.  SECURITY AND ISSUER.

Item 1 is amended and restated in its entirety as follows:

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements Amendment No. 2 to Schedule 13D filed by the undersigned with the Securities and Exchange Commission (“SEC”) on April 27, 2012 (“Amendment No. 2”), Amendment No. 1 filed by the undersigned with the SEC on December 6, 2011 and the Schedule 13D originally filed by the undersigned with the SEC on October 20, 2010 and is being filed to report the acquisition of additional shares of common stock, par value $0.0001 per share (the “Common Stock”) and warrants to purchase Common Stock, of Catasys, Inc., a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 11150 Santa Monica Boulevard, Suite 1500, Los Angeles, CA 90025.

ITEM 2.  IDENTITY AND BACKGROUND.

Item 2 is amended and restated in is entirety as follows:

This Amendment No. 3 is being filed jointly by Crede CG II, Ltd. (formerly Socius Capital Group, LLC), a Delaware limited liability company (“Crede”), Reserva Capital, LLC, a California limited liability company (“Reserva”), Bonmore, LLC, a California limited liability company (“Bonmore”), and Terren S. Peizer, a citizen of the United States of America.  Crede, Reserva, Bonmore, and Mr. Peizer are sometimes collectively referred to as the “Reporting Persons.”  Mr. Peizer is the sole member and Managing Director of Reserva which provides investment capital services to companies. Mr. Peizer is the sole member and Managing Director of Bonmore which provides investment capital services to companies. Mr. Peizer is Managing Director of Crede which provides investment capital services to companies.  Mr. Peizer is also Chief Executive Officer and Chairman of the Board of Directors of the Issuer. The business address of the Reporting Persons is c/o Terren S. Peizer, 11150 Santa Monica Boulevard, Suite 1500, Los Angeles, CA 90025.

During the past five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the past five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

Item 3 is being amended and restated in its entirety as follows:

On September 13, 2012, the Issuer issued to Crede 9,810,000 shares of Common Stock and a warrant to purchase 9,810,000 shares of Common Stock for an aggregate consideration of $981,000 pursuant to that certain Securities Purchase Agreement, dated September 13, 2012, entered into by and between Crede and the Issuer.  For further information with respect to the transaction described above, please refer to Item 6 below.

The source of funds used by Crede to purchase the securities was working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

The information in Items 5 and 6 are incorporated by reference herein.

Except as otherwise set forth in this Amendment No. 3, the Reporting Persons have no current or proposed plans relating to or which could result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
     (g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated in its entirety as follows:

(a)  The aggregate number and percentage of shares of Common Stock to which this Amendment relates is 66,655,379 shares of Common Stock, including shares underlying warrants and stock options.  This represents approximately 61.84% of the shares of Common Stock, based upon 73,094,088 shares of Common Stock issued and outstanding as of September 20, 2012.

The share number includes (i) 1,558,975 stock options held by Mr. Peizer individually, (ii) 327,500 shares of Common Stock beneficially owned by Reserva, which is owned and controlled by Mr. Peizer, (iii) 567,916 shares of Common Stock beneficially owned by Bonmore, which is owned and controlled by Mr. Peizer, (iv) 31,057,649 shares of Common Stock beneficially owned by Crede, and (v) 33,143,339 shares of Common Stock underlying warrants held by Crede.   Mr. Peizer is the managing director of Crede.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, as its Managing Director, Mr. Peizer may be deemed to beneficially own or control shares owned by Crede, Reserva and Bonmore.  Mr. Peizer disclaims beneficial ownership of securities held by Crede.

(b)  Reserva and Bonmore, which are owned and controlled by Mr. Peizer, have the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock reported as beneficially owned by them in Item 5(a) hereof.  Crede, which is controlled by Mr. Peizer, has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock underlying the warrants reported as beneficially owned by it in Item 5(a) hereof.  Mr. Peizer has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock underlying the employee stock options reported as beneficially owned by him in Item 5(a) hereof. See rows 7 through 10 of each cover page for the Reporting Persons.

(c)  Except as described in this Amendment No. 3, the Reporting Persons have not effected any transactions in the securities of the Issuer during the last 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended and restated in its entirety as follows:

On September 13, 2012, the Issuer entered into Securities Purchase Agreements (the “Agreements”) with several investors (collectively, the “Investors” and each an “Investor”), including Crede, relating to the sale and issuance of an aggregate of 17,190,000 shares of the Issuer’s Common Stock and warrants to purchase an aggregate of 17,190,000 shares of Common Stock, at an exercise price of $0.10 per share, for aggregate gross proceeds of approximately $1.7 million.

Pursuant to a Securities Purchase Agreement with Crede, Crede purchased 9,810,000 shares of Common Stock and a warrant to purchase 9,810,000 shares of Common Stock for an aggregate consideration of $981,000.  The foregoing issuances triggered anti-dilution provisions in certain of the Crede’s outstanding warrants. As a result, the exercise price of 23,173,383 warrants decreased to $0.10, however, the number of shares issuable under these warrants remain unchanged.

Among other things, the Agreements provide that in the event that the Issuer effectuates a reverse stock split of its Common Stock within 24 months of the closing date of the Offering (the “Reverse Split”) and the volume weighted average price (“VWAP”) of the Common Stock during the 20 trading days following the effective date of the Reverse Split (the “VWAP Period”) declines from the closing price on the trading date immediately prior to the effective date of the Reverse Split, that the Issuer issue additional shares of Common Stock (the “Adjustment Shares”). The number of Adjustment Shares shall be calculated as the lesser of (a) 20% of the number of shares of Common Stock originally purchased by such Investor and still held by the Investor as of the last day of the VWAP Period, and (b) the number of shares originally purchased by such Investor and still held by such Investor as of the last day of the VWAP Period multiplied by the percentage decline in the VWAP during the VWAP Period. All prices and number of shares of Common Stock shall be adjusted for the Reverse Split and any other stock splits or stock dividends.

The warrants are exercisable immediately and expire on the fifth anniversary of the date of issuance.  The warrants are exercisable, at the option of the holder, in whole or in part by delivering to the Issuer a duly executed exercise notice accompanied by payment in full for the number of shares of Common Stock purchased upon such exercise (except in the case of a cashless exercise).  The exercise price and the number of shares of Common Stock purchasable upon the exercise of each warrant are subject to adjustment in the event of stock dividends, distributions, and splits. The exercise price of the warrants will be adjusted downwards in the event that Common Stock or Common Stock equivalents are issued by the Issuer at a price below the exercise price of the warrants, with certain exceptions.  In the event that Adjustment Shares are issued, the number of shares that may be purchased under the warrants shall be increased by an amount equal to the Adjustment Shares.  In addition, the exercise price is subject to adjustment in the event that the VWAP during the VWAP period is less than the exercise price prior to the VWAP Period.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

99.1 Joint Filing Agreement dated September 20, 2012, by and among the Reporting Persons pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.
99.2 Form of Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on September 18, 2012).
99.3 Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on September 18, 2012).

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 20, 2012	CREDE CG II, LTD.
	By:	/s/ Terren S. Peizer
	Name:	Terren S. Peizer
	Title:	Managing Member

Date: September 20, 2012	RESERVA CAPITAL, LLC
	By:	/s/ Terren S. Peizer
	Name:	Terren S. Peizer
	Title:	Managing Member

Date: September 20, 2012	BONMORE, LLC
	By:	/s/ Terren S. Peizer
	Name:	Terren S. Peizer
	Title:	Managing Member

Date: September 20, 2012	/s/ Terren S. Peizer
	Name:	Terren S. Peizer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

JOINT FILING AGREEMENT

In accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to jointly prepare and file a Schedule 13D/A (including any future amendments thereto) reporting each of the undersigned’s ownership of securities of Catasys, Inc. and further agree to the filing of this Joint Filing Agreement as an Exhibit thereto. In addition, each party to this Joint Filing Agreement expressly authorizes each other party to file on its behalf any and all amendment to such Schedule 13D/A. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

The undersigned shall not be deemed to admit membership in a group by reason of entering into this Joint Filing Agreement.

Date: September 20, 2012	CREDE CG II, LTD.
	By:	/s/ Terren S. Peizer
	Name:	Terren S. Peizer
	Title:	Managing Member

Date: September 20, 2012	RESERVA CAPITAL, LLC
	By:	/s/ Terren S. Peizer
	Name:	Terren S. Peizer
	Title:	Managing Member

Date: September 20, 2012	BONMORE, LLC
	By:	/s/ Terren S. Peizer
	Name:	Terren S. Peizer
	Title:	Managing Member

Date: September 20, 2012	/s/ Terren S. Peizer
	Name:	Terren S. Peizer

6827889v.2